UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 9, 2011

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $1,100,000 14.00% Exchangeable Notes due April 30, 2012 (Linked to the Common Stock of JPMorgan Chase & Co.)

•                  $1,525,000 Barrier Notes due November 8, 2013 Linked to the Performance of the S&P 500® Index E-6970

•                  $34,344,330 Accelerated Return Notes Linked to the NYSE Arca Gold Miners Index due January 11, 2013

•                  $13,095,030 Capped Leveraged Index Return Notes Linked to the S&P 500® Index due October 25, 2013

•                  $15,814,270 Market-Linked Step Up Notes Linked to the S&P 500® Index due October 25, 2013

•                  $63,239,970 Accelerated Return Notes® Linked to the S&P 500® Index due January 11, 2013

•                  $13,830,770 Market-Linked Step Up Notes Linked to a Basket due October 24, 2014

•                  $10,650,580 Strategic Accerlated Redemption Securities Linked to the Common Stock of Apple Inc. due November 20, 2012

•                  $1,414,590 Barclays Bank PLC Contingent Return Optimization Securities Linked to the Performance of Corn Futures Contracts due November 16, 2012

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: November 9, 2011	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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